Amphenol Corporation (APH)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Amphenol Shareholder since 2011

Please Vote For Proposal 4 – Special Shareholder Meeting Improvement

Perhaps the most important point regarding Proposal 4 is management clarification of whether only Amphenol record holders can now call for a special shareholder meeting – thereby excluding shareholders who own their stock trough a stock broker. Proposal 4 does not limit the formal right to call a special shareholder meeting to record holders.

These bylaw words seem to indicate that only record holders are qualified to formally call for a special shareholder meeting:

“In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate at least the Required Percentage [25%]”

This is important because the Amphenol record holders may only own 40% of Amphenol stock outstanding. If so it would take a 62% effort from these record holder only shares to equal 25% of the Amphenol total voting power to merely call for a special shareholder meeting.

And to potentially make matters worse for shareholders all record holder shares not held for one continuous year are totally excluded. Thus the holders of 62% of the shares of record could determine that they own 75% of the shares of record when the length of stock ownership is factored out.

Thus the current face value of a 25% effort to call a special shareholder meeting might in reality require a horrendous 75% effort from an overwhelming majority that is exclusively from a select group of shareholders. A requirement for a horrendous 75% majority would not be not much of a right.

Thus it is important for management to clarify whether only shareholders of record can now call for a special shareholder meeting. Proposal 4 does not limit the formal right to call a special share meeting to record holders.

Please Vote For Proposal 4 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.